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                                                                      EXHIBIT 12

                  KMART CORPORATION AND SUBSIDIARY COMPANIES

                EXHIBIT 12 -- INFORMATION ON RATIO OF EARNINGS
                         TO FIXED CHARGES COMPUTATION

                                                                   Fiscal Year Ended             Trailing 52 Weeks Ended (2)
                                                       ---------------------------------------   ---------------------------
                                                       January 25,   January 26,   January 27,   April 26,         April 27,
                                                          1995          1994*         1993*        1995              1994*
                                                       -----------   -----------   -----------   ---------         ---------
                                                       (Dollars in Millions)
Net income (loss) from continuing retail operations
 before extraordinary items and the effect of
 accounting changes................................      $  260         $(347)       $  901        $  216            $(395)
Income taxes.......................................         114          (191)          474            96             (217)
                                                         ------         -----         ------       ------            -----
Pretax income (loss) from continuing retail
 operations........................................         374          (538)        1,375           312             (612)
Equity income of unconsolidated affiliated retail
 companies that exceeds distributions..............         (42)            3             6           (75)             (22)
Fixed charges per below............................         803           814           699           787              811
  Less interest capitalized during the period......         (17)          (14)          (16)          (14)             (12)
                                                         ------         -----         ------       ------            -----
Earnings from continuing retail operations.........      $1,118         $ 265         $2,064       $1,010            $ 165
                                                         ======         =====         ======       ======            =====
Fixed Charges:
  Interest expense.................................      $  521         $ 507         $  457       $  507            $ 507
  Rent expense -- portion of operating rentals
   representative of the interest factor...........         263           290            225          263              290
  Other............................................          19            17             17           17               14
                                                         ------         -----         ------       ------            -----
                                                         $  803         $ 814         $  699       $  787            $ 811
                                                         ======         =====         ======       ======            =====
Ratio of income to fixed charges...................         1.4            --(1)         3.0          1.3               --(3)
                                                            ===            ==            ===          ===               ==

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(1) The deficiency of earnings from continuing retail operations versus fixed charges was $549 million for the fiscal year ended January 26, 1994.
(2) Due to the seasonality of the Company's business, the ratio of earnings from continuing retail operations to fixed charges is computed on a trailing 52 week basis.
(3) The deficiency of income from continuing retail operations versus fixed charges was $646 million for the 52 weeks ended April 27, 1994.
 * Certain prior year amounts have been restated for the effect of discontinued operations.